EXHIBIT 99.2

46	Gildan 2005 Annual Report
CONSOLIDATED FINANCIAL STATEMENTS

47	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

48	AUDITORS’ REPORT TO THE SHAREHOLDERS

49	CONSOLIDATED BALANCE SHEETS

50	CONSOLIDATED STATEMENTS OF EARNINGS

50	CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

51	CONSOLIDATED STATEMENTS OF CASH FLOWS

52	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gildan 2005 Annual Report	47
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.
To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared.
The Company’s Audit and Finance Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit and Finance Committee meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit and Finance Committee of the Board of Directors.
The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer
November 25, 2005

48	Gildan 2005 Annual Report
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Gildan Activewear Inc. as at October 2, 2005 and October 3, 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 2, 2005, October 3, 2004 and October 5, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 2, 2005 and October 3, 2004 and the results of its operations and its cash flows for the years ended October 2, 2005, October 3, 2004 and October 5, 2003 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Montreal, Canada
November 25, 2005

Gildan 2005 Annual Report	49
CONSOLIDATED BALANCE SHEETS
October 2, 2005 and October 3, 2004
(In thousands of US dollars)

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$69,802	$60,671
Accounts receivable	108,646	85,317
Inventories	134,861	116,615
Prepaid expenses and deposits	4,394	3,243
Future income taxes (note 12)	10,135	8,149

	327,838	273,995

Fixed assets (note 3)	260,615	211,693
Other assets (note 4)	4,036	3,127
Assets held for sale (note 14 (b))	5,027	—

	$597,516	$488,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 5)	$3,980	$—
Accounts payable and accrued liabilities	86,843	74,607
Income taxes payable	2,206	1,966
Current portion of long-term debt (note 6)	19,859	18,610

	112,888	95,183

Long-term debt (note 6)	27,288	37,979
Future income taxes (note 12)	31,386	28,058
Non-controlling interest	5,394	—

Shareholders’ equity (note 7):
Share capital	84,177	78,170
Contributed surplus	1,596	681
Cumulative translation adjustment	26,248	26,248
Retained earnings	308,539	222,496

	420,560	327,595
Commitments and contingent liabilities (note 10)

	$597,516	$488,815

See accompanying notes to consolidated financial statements.
On behalf of the Board:

Glenn J. Chamandy	Pierre Robitaille
Director	Director

50	Gildan 2005 Annual Report
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended October 2, 2005, October 3, 2004 and October 5, 2003
(In thousands of US dollars, except per share amounts)

	2005	2004	2003

Sales	$653,851	$533,368	$431,195
Cost of sales	450,570	378,696	301,341

Gross profit	203,281	154,672	129,854
Selling, general and administrative expenses	74,896	62,898	48,403
Special charge (note 14 (b))	10,726	—	—

Earnings before the undernoted items	117,659	91,774	81,451
Depreciation and amortization	25,615	22,275	16,088
Interest	4,615	6,170	6,419
Non-controlling interest in income of consolidated joint venture	34	—	—

	30,264	28,445	22,507

Earnings before income taxes	87,395	63,329	58,944
Income taxes (note 12)	1,352	3,078	5,788

Net earnings	$86,043	$60,251	$53,156

Earnings per share (note 13):
Basic	$1.44	$1.02	$0.91
Diluted	1.43	1.01	0.89

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended October 2, 2005, October 3, 2004 and October 5, 2003
(In thousands of US dollars)

	2005	2004	2003

Retained earnings, beginning of year	$222,496	$162,245	$109,089
Net earnings	86,043	60,251	53,156

Retained earnings, end of year	$308,539	$222,496	$162,245

See accompanying notes to consolidated financial statements.

Gildan 2005 Annual Report	51
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 2, 2005, October 3, 2004 and October 5, 2003
(In thousands of US dollars)

	2005	2004	2003

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net earnings	$86,043	$60,251	$53,156
Adjustments for:
Depreciation and amortization	25,615	22,275	16,088
Stock-based compensation costs	1,050	477	—
Future income taxes	176	2,947	4,196
Loss on disposal and writedown of fixed assets	7,373	1,949	244
Non-controlling interest	34	—	—
Unrealized foreign exchange loss (gain)	2,552	586	(34)
Changes in non-cash working capital balances:
Accounts receivable	(22,694)	(20,236)	(7,320)
Inventories	(17,790)	(13,112)	(16,131)
Prepaid expenses and deposits	(1,082)	440	(831)
Accounts payable and accrued liabilities	11,979	5,416	12,654
Income taxes payable	(6)	(2,073)	1,699

	93,250	58,920	63,721

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Repayment of long-term debt	(24,739)	(19,981)	(948)
Increase in long-term debt	12,086	4,125	268
Increase in bank indebtedness	3,980	—	—
Repayment of capital leases	(157)	(1,158)	(3,396)
Proceeds from the issuance of shares	5,872	2,664	4,487
Contribution by non-controlling interest	2,500	—	—

	(458)	(14,350)	411

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchase of fixed assets, net of disposals	(86,124)	(53,684)	(39,415)
Proceeds from the sale of assets held for sale	4,087	—	—
Increase in other assets	(1,811)	(136)	(43)

	(83,848)	(53,820)	(39,458)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	187	581	(344)

Net increase (decrease) in cash and cash equivalents during the year	9,131	(8,669)	24,330
Cash and cash equivalents, beginning of year	60,671	69,340	45,010

Cash and cash equivalents, end of year	$69,802	$60,671	$69,340

Supplemental disclosure of cash flow information (note 14 (e))
See accompanying notes to consolidated financial statements.

52	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear apparel. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2005, 2004 and 2003 represent the fiscal years ended October 2, 2005, October 3, 2004 and October 5, 2003, respectively. Fiscal 2003 includes 53 weeks instead of the normal 52 weeks. The inclusion of an extra week occurs in every sixth fiscal year due to the Company’s floating year-end date.
(1)	CHANGE IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 — Consolidation of Variable Interest Entities (“AcG-15”) (“VIEs”), which contains guidelines that harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity, but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. The Company determined that its joint venture (CanAm Yarns, LLC (formerly Cedartown Manufacturing, LLC)) (“CanAm”) with Frontier Spinning Mills, Inc. meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

The Company elected to early adopt this standard in order to minimize any potential difference between Canadian and US GAAP. The consolidation of CanAm at October 4, 2004, the beginning of the Company’s 2005 fiscal year, increased total assets by $7,929, total liabilities by $5,069, and non-controlling interest by $2,860. The Company’s net earnings were not affected by this change as the investment in the joint venture was previously accounted for using the proportionate consolidation method.
(2)	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 18. The principal accounting policies of the Company are summarized as follows:
(a)	Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture for which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)	Inventories

Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d)	Fixed assets

Fixed assets are recorded at cost. Depreciation and amortization are calculated on a straight-line basis at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%
Equipment under capital leases	6 2/3% to 25%

Gildan 2005 Annual Report	53
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)
SIGNIFICANT ACCOUNTING POLICIES (continued)
(d)	Fixed assets (continued)

Fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, which is established as the carrying amount of an asset to be held and used over the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is the estimated value at which the asset could be bought or sold in a transaction between willing parties.

(e)	Deferred charges

The costs of obtaining long-term financing are deferred and amortized using the interest method over the term of the related debt. Plant start-up costs are deferred and amortized on a straight-line basis over two years. The amortization of these charges is included in depreciation and amortization.

(f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Significant estimates and assumptions affect many items in the financial statements including the key assumptions used in determining the allowance for doubtful accounts, future income tax assets and liabilities, stock-based compensation costs and the useful life and recoverability of fixed assets.

(g)	Foreign exchange

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than US dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than US dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than US dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

(h)	Revenue recognition

Sales are recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs.

(i)	Cotton and yarn procurements

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton that are not recoverable in future sales of finished goods, and records a charge to earnings.

(j)	Financial instruments and hedging relationships

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts, to manage risks related to fluctuations in exchange rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

54	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SIGNIFICANT ACCOUNTING POLICIES (continued)
(j)	Financial instruments and hedging relationships (continued)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to earnings in the same period as for the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to earnings. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged to earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

Gains and losses on forward foreign exchange contracts are recognized in earnings in the same period as the transactions that are hedged, and offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge.

(k)	Income taxes

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

(l)	Stock-based compensation and other stock-based payments

Effective the commencement of its 2004 fiscal year, the Company follows the fair value-based method to account for all transactions whereby services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value- based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting period.

For employee share purchase plans, the Company’s contribution, on the employee’s behalf, is recognized as a compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

The following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during fiscal 2003.

	2005	2004	2003

Net earnings, as reported	$86,043	$60,251	$53,156
Deduct:
Total stock-based employee compensation recovery (expense) determined under fair value-based method for awards granted in fiscal 2003	10	101	(240)

Pro forma net earnings	$86,053	$60,352	$52,916

Gildan 2005 Annual Report	55
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SINIFICANT ACCOUNTING POLICIES (continued)
(l)	Stock-based compensation and other stock-based payments (continued)

	2005	2004	2003

Earnings per share:
Basic:
As reported	$1.44	$1.02	$0.91
Pro forma	1.44	1.02	0.90
Diluted:
As reported	1.43	1.01	0.89
Pro forma	1.43	1.01	0.89
During fiscal 2005, 26,666 (2004 — 173,754) options granted in fiscal 2003 were cancelled, which reduced the amount of stock-based compensation for the year, presented above, by $59 (2004 — $196), since the Company only accounts for forfeitures as they occur.

The weighted average grant-date fair value of the remaining 41,992 options granted in fiscal 2003 is CA$4.81 per option, which is recognized as compensation cost over the vesting period for purposes of calculating pro forma net earnings.

The weighted average fair value of each option granted in fiscal 2003 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

Risk-free interest rate	3.59%
Expected volatility	34.14%
Expected life	2.68 years
Expected dividend yield	nil
(m)	Employee future benefits

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees’ contributions up to a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

(n)	Earnings per share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner, except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive, and the issuance of restricted share units.

The number of additional shares is calculated by assuming that outstanding options are exercised, and that the proceeds from such exercises are used to repurchase common shares at the average share price for the period.

(o)	Research and development investment tax credits and government grants

Research and development investment tax credits and government grants are recorded as a reduction of the related expense or the cost of the assets acquired. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

56	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SIGNIFICANT ACCOUNTING POLICIES (continued)
(p)	Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(q)	Guarantees

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to the guarantee has to be made to the other party.

(r)	Asset retirement obligations

The Company records the obligation for estimated asset retirement costs at fair value when the legal obligation associated with the retirement of a tangible, long-lived asset and obligations in connection with leased assets are incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over the remaining useful life. The liability is accreted to full value over time through charges to earnings. Cost estimates are influenced by factors such as the number and type of assets subject to asset retirement obligations, the extent of work required and changes in environmental legislation. A revision to the estimated cost or useful lives of the assets could result in an increase or decrease in the total obligation which would change the amount of amortization and accretion expense recognized in net earnings over time.

As at October 2, 2005 and October 3, 2004, there were no significant asset retirement obligations recorded in the accounts of the Company.
(3)	FIXED ASSETS

			2005
		Accumulated
		depreciation and	Net book
	Cost	amortization	value

Land	$19,032	$—	$19,032
Buildings and improvements	95,207	10,691	84,516
Equipment	225,514	72,312	153,202
Equipment under capital leases	1,532	1,307	225
Construction in progress	3,640	—	3,640

	$344,925	$84,310	$260,615

Gildan 2005 Annual Report	57
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

FIXED ASSETS (continued)

			2004
		Accumulated
		depreciation and	Net book
	Cost	amortization	value

Land	$14,524	$—	$14,524
Buildings and improvements	61,667	8,121	53,546
Equipment	182,036	57,242	124,794
Equipment under capital leases	1,928	1,309	619
Construction in progress	18,210	—	18,210

	$278,365	$66,672	$211,693

(4)	OTHER ASSETS

	2005	2004

Loan to director and officer (2004 — CA$300) (a)	$—	$238
Deferred charges, net of accumulated amortization of $5,716 (2004 — $4,901)	1,482	1,459
Long-term receivable	1,133	—
Prepaid equipment rental	446	556
Deposits	662	583
Other	313	291

	$4,036	$3,127

(a)	During fiscal 2005, the balance of a loan due from a director and officer was repaid.
(5)	BANK INDEBTEDNESS

The Company’s joint venture, CanAm, has a revolving line of credit in the amount of $4,000. As at October 2, 2005, the joint venture had utilized $3,980 of its line of credit. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.25% (6.13% at October 2, 2005). The line of credit is secured by a first ranking security interest on the assets of the joint venture.

58	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)
(6)	LONG-TERM DEBT

	2005	2004

Secured
Senior notes (a)	$35,000	$52,500
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.75%, maturing in September 2012 (6.63% at October 2, 2005), collateralized by real estate (b)	10,658	—
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 3% (4.84% at October 3, 2004), refinanced in 2005 (b)	—	3,369
Term loan, repayable in monthly instalments, bearing interest at 6%, maturing in December 2008 (b)	1,041	—
Obligations under capital leases, bearing interest at 3.83%, maturing in December 2006	186	343

	$46,885	$56,212
Current portion of secured debt	19,737	18,495

	$27,148	$37,717

Unsecured
Term loans, bearing interest at rates up to 5% per annum, maturing at various dates through 2008	$262	$377
Current portion of unsecured debt	122	115

	$140	$262

Total unsecured and secured long-term debt	$27,288	$37,979

(a)	In fiscal 2000, the Company issued senior notes in the amount of $70,000. These notes are repayable in four equal annual instalments which commenced in June 2004. The outstanding balances bear interest at 9.51% on $27,500 and 9.88% on $7,500, and are secured by tangible and intangible property of the Company. The combined effective interest rate on the senior notes for fiscal 2005 was 9.59% (2004 — 9.59%).

(b)	These term loans have been entered into by CanAm, the Company’s joint venture with Frontier Spinning Mills, Inc.
The Company has a revolving term credit facility for a maximum of $200,000 which matures in July 2008. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company’s accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There were no amounts drawn under this facility at October 2, 2005 or October 3, 2004.
Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at October 2, 2005 and October 3, 2004.
Principal payments due on long-term debt, other than obligations under capital leases, are as follows:

Fiscal year

2006	$19,700
2007	19,704
2008	2,149
2009	1,830
2010	1,770
Thereafter	1,808

$46,961

Gildan 2005 Annual Report	59
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)
LONG-TERM DEBT (continued)

Future minimum lease payments under capital leases are as follows:

Fiscal year

2006	$164
2007	27

Total minimum lease payments	191
Less imputed interest	5

$186

(7)	SHAREHOLDERS’ EQUITY

Changes in share capital were as follows:

		2005		2004
		Book		Book
	Shares	value	Shares	value

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting Second preferred shares, issuable in series, non-voting Common shares
Issued and outstanding:
Commons shares:
Total outstanding, beginning of year	—	$—	—	$—
Conversion of Class A shares into common shares (a)	59,397,412	78,170	—	—
Shares issued under employee share purchase plan	9,916	200	—	—
Shares issued pursuant to exercise of stock options	547,202	5,807	—	—

Total outstanding, end of year	59,954,530	84,177	—	—
Class A subordinate voting shares:
Total outstanding, beginning of year	59,397,412	78,170	46,851,932	72,023
Conversion of Class A shares into common shares (a)	(59,397,412)	(78,170)	—	—
Conversion of Class B shares into Class A shares (e)	—	—	12,188,000	3,467
Shares issued under employee share purchase plan	—	—	11,174	163
Shares issued pursuant to exercise of stock options	—	—	346,306	2,517

Total outstanding, end of year	—	—	59,397,412	78,170
Class B multiple voting shares:
Total outstanding, beginning of year	—	—	12,188,000	3,467
Conversion of Class B shares into Class A shares (e)	—	—	(12,188,000)	(3,467)

Total outstanding, end of year	—	—	—	—

	59,954,530	$84,177	59,397,412	$78,170

60	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

SHAREHOLDERS’ EQUITY (continued)

The amounts credited to share capital from exercise of stock options include a cash consideration of $5,672 as well as an ascribed value from contributed surplus of $135 (2004 — nil).
(a)	The Articles of the Company were amended by Certificate of Amendment dated February 2, 2005 to create an unlimited number of a new class of common shares, convert each of the issued and outstanding Class A subordinate voting shares into one of the common shares created, and cancel the Class B multiple voting shares and the Class A subordinate voting shares as well as the rights, privileges, restrictions and conditions attached thereto.

(b)	On December 1, 2004, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 1,000,000 of the Company’s common shares in the open market commencing December 22, 2004 and ending December 21, 2005. As at October 2, 2005, no shares had been repurchased under this plan.

(c)	On December 1, 2004, the Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, the shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(d)	On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All share and per share data reflect the effect of the stock split on a retroactive basis.

(e)	On March 1, 2004, the holders of the Class B multiple voting shares converted all the issued and outstanding Class B multiple voting shares into Class A subordinate voting shares on a one-for-one basis for no consideration.

(f)	Changes in contributed surplus were as follows:

Balance, October 5, 2003	$220
Stock-based compensation related to stock options and restricted share units	461

Balance, October 3, 2004	681
Stock-based compensation related to stock options and restricted share units	1,050
Ascribed value credited to share capital from exercise of stock options	(135)

Balance, October 2, 2005	$1,596

(g)	Cumulative translation adjustment:

On October 6, 2003, the Company adopted the US dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26,248 which is reflected in the cumulative translation adjustment.
(8)	STOCK-BASED COMPENSATION
(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 1,400,000 common shares for issuance under the plans. As at October 2, 2005, a total of 52,756 (2004 — 42,840) shares were issued under these plans.

Gildan 2005 Annual Report	61
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

STOCK-BASED COMPENSATION (continued)
(b)	Stock options

Under the Company’s Long-Term Incentive Plan (“LTIP”), the Company may grant options to purchase common shares at the current market price on the date of grant to officers, other key employees and directors of the Company. Stock options vest equally over a two to four-year period from the date of grant, and expire no more than ten years after the date of grant. The LTIP provided that the number of common shares reserved for issuance shall not exceed 5,537,776 shares.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price

		(in Canadian dollars)
Options outstanding, October 5, 2003	1,680,372	$12.74
Exercised	(346,306)	9.59
Cancelled	(191,420)	17.60

Options outstanding, October 3, 2004	1,142,646	$12.88
Exercised	(547,202)	12.78
Cancelled	(26,666)	20.45

Options outstanding, October 2, 2005	568,778	$12.62

The following table summarizes information about stock options outstanding and exercisable at October 2, 2005:

			Options outstanding		Options exercisable

				Weighted
			Weighted	average		Weighted
Range of			average	remaining		average
exercise			exercise	contractual		exercise
prices		Number	price	life (yrs)	Number	price

(in Canadian dollars)			(in Canadian dollars)			(in Canadian dollars)
$	2.57 — 4.88	62,056	$3.53	3.07	62,056	$3.53
$	7.19 — 9.85	16,134	7.65	4.55	13,334	7.19
$	10.00 — 12.63	269,149	12.08	5.20	248,504	12.18
$	13.75 — 17.29	201,437	16.00	5.49	198,332	15.98
$	17.40 — 20.45	20,002	18.08	7.11	2,669	17.40

		568,778	$12.62	5.12	524,895	$12.49

62	Gildan 2005 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

STOCK-BASED COMPENSATION (continued)
(c)	Under the Company’s (“LTIP”), the Board of Directors may grant restricted share units (“RSUs”). An RSU is the right of an individual to whom a grant of such unit is made to receive one common share at the end of the vesting period, if certain conditions have been achieved, which include the employee’s continued employment during that period and achievement of specified performance objectives. Grant levels of RSUs are determined by the Board of Directors, primarily based on the expected impact of the role of the employee on the Company’s performance and strategic development. At the end of the vesting period, the common shares to which a holder of RSUs is entitled will be issued from treasury subject to the share limit provided in the LTIP. Compensation expense relating to the RSU plan is recognized in the financial statements over the vesting period based on the fair value of the RSU on the date of the grant.
Changes in outstanding RSUs were as follows:

		Weighted
		average
		fair value
	RSU	per unit

		(in Canadian dollars)
RSUs outstanding, October 5, 2003	—	$—
Granted	230,000	19.65
Cancelled	(6,000)	19.66

RSUs outstanding, October 3, 2004	224,000	19.65
Granted	162,000	27.83
Cancelled	(30,000)	18.33

RSUs outstanding, October 2, 2005	356,000	$23.48

As of October 2, 2005, none of the awarded and outstanding RSUs were vested and all have terms that cliff vest at the end of 5 years from the date of grant. The compensation expense recorded for fiscal 2005, in respect of the LTIP, was $919 (2004 — $331). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are credited to share capital.
(9)	DEFERRED SHARE UNIT PLAN

Effective October 4, 2004, the Company established a deferred share unit plan for independent members of the Company’s Board of Directors who may elect annually to receive all or a portion of their retainers and fees in the form of deferred share units (“DSUs”). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 2, 2005, there were 2,666 DSUs outstanding at a value of $102 .This amount is included in “Accounts payable and accrued liabilities”. The DSU obligation will continue to be adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in “ Selling, general and administrative expenses”.

Gildan 2005 Annual Report	63
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(10)	COMMITMENTS AND CONTINGENT LIABILITIES
(a)	The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year

2006	$7,287
2007	3,872
2008	3,132
2009	2,678
2010	2,272
Thereafter	10,606

$29,847

(b)	As at October 2, 2005, there were contractual obligations outstanding of approximately $16,971 for the acquisition of fixed assets (2004 — $27,560).

(c)	The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.
(11)	GUARANTEES

As at October 2, 2005, significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at October 2, 2005, the maximum potential liability under these guarantees was $28,500, of which $8,700 was for surety bonds and $19,800 was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during fiscal 2006, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice.

As at October 2, 2005, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations to stand ready to perform in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

64	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(12)	INCOME TAXES

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2005	2004	2003

Combined basic Canadian federal and provincial income taxes	$27,075	$20,012	$19,602
Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(29,016)	(19,935)	(15,430)
Effect of non-deductible expenses and other	3,293	3,001	1,616

	$1,352	$3,078	$5,788

For fiscal 2005, the effect of different tax rates on earnings of foreign subsidiaries was greater than the amount computed by applying the combined Canadian tax rates to consolidated earnings before income taxes. This occurred due to a combination of losses incurred in the Canadian parent company that generated a recovery of income taxes at statutory Canadian rates, and earnings in the Company’s subsidiaries that generated income tax expense at relatively low tax rates.

The components of income tax expense are as follows:

	2005	2004	2003

Current income taxes	$1,176	$131	$1,592
Future income taxes	176	2,947	4,196

	$1,352	$3,078	$5,788

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax position are as follows:

	2005	2004

Future income tax assets:
Non-capital losses and research and development expenses	$6,735	$4,099
Inventory	645	1,347
Reserves and accruals	1,555	1,453
Other	1,200	1,250

	10,135	8,149
Future income tax liabilities:
Fixed assets and other	31,386	28,058

Net future income tax liability	$21,251	$19,909

Management believes that all future income tax assets will more likely be realized than not and, accordingly, no valuation allowance has been provided.

Gildan 2005 Annual Report	65
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(13)	EARNINGS PER SHARE

A reconciliation between basic and diluted earnings per share is as follows:

	2005	2004	2003

Basic earnings per share:
Basic weighted average number of common shares outstanding	59,690,966	59,181,610	58,483,292

Basic earnings per share	$1.44	$1.02	$0.91

Diluted earnings per share:
Basic weighted average number of common shares outstanding	59,690,966	59,181,610	58,483,292
Plus impact of stock options and RSUs	443,910	489,568	968,086

Diluted weighted average number of common shares outstanding	60,134,876	59,671,178	59,451,378

Diluted earnings per share	$1.43	$1.01	$0.89

All stock options and RSUs outstanding for fiscal 2005 were dilutive.

Excluded from the above calculation for fiscal 2004 are 64,000 stock options ranging in price from CA$18.25 to CA$20.44 which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares. All stock options outstanding for fiscal 2003 were dilutive. In addition, there are 178,000 (2004 — 112,000) RSUs that have performance-vesting triggers that were excluded from the above calculation of diluted earnings per share for fiscal 2005 and 2004.

(14)	OTHER INFORMATION
(a)	The following items were included in the determination of the Company’s net earnings:

	2005	2004	2003

Depreciation expense of fixed assets	$24,677	$21,511	$15,407
Interest expense on long-term debt	4,805	6,226	6,751
Interest expense on short-term indebtedness	56	—	—
Foreign exchange (loss) gain	(1,113)	47	1,206
Defined contribution plan expense	688	442	376
Amortization expense of deferred start-up costs	502	377	297
Amortization of deferred financing costs and other	436	387	384
Investment income	450	248	371
Special charge (b)	10,726	—	—

66	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

OTHER INFORMATION (continued)
(b)	During fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $10,726 before tax ($7,008 after tax) for closure costs. The components of the special charge are as follows:

Writedown of fixed assets	$6,783
Employee severance	3,688
Other	255

$10,726

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint venture with Frontier Spinning Mills, Inc. The Company reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values. The severance costs were fully paid in the year.

(c)	An amount of approximately $1,173 (2004 — $500) is included as compensation costs in “Selling, general and administrative expenses” in the consolidated statements of earnings for fiscal 2005 in respect of the employee share purchase plans, RSUs, DSUs and certain stock options.

(d)	During fiscal 2004, the Company closed one of its Honduran sewing facilities. The total costs of closure amounted to $2,200, of which $1,400 related mainly to severance payments recorded in “Cost of sales” and $800 represented the writedown of fixed assets that was recorded in “Selling, general and administrative expenses.” As at October 3, 2004, all payments relating to the closure had been made.

(e)	Supplemental cash flow disclosure:

	2005	2004	2003

Cash paid during the year for:
Interest	$4,516	$6,404	$6,444
Income taxes	1,557	1,812	1,075
Non-cash transactions:
Additions to fixed assets included in accounts payable and accrued liabilities	740	3,473	2,349

Cash and cash equivalents consist of:
Cash balances with banks	$38,802	$33,571	$50,672
Short-term investments, bearing interest at 3.67% (2004 — 1.72%; 2003 — 1.65%)	31,000	27,100	18,668

	$69,802	$60,671	$69,340

Gildan 2005 Annual Report	67
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(15)	RELATED PARTY TRANSACTIONS

The Company has transactions with Frontier Spinning Mills, Inc., its joint-venture partner in CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout fiscal 2004 and 2005 and balances owed as of the year-end dates:

	2005	2004

Transactions:
Yarn purchases	$106,820	$94,910
Management fee expense	562	—
Balances outstanding:
Accounts payable	15,631	22,683

During fiscal 2005, Frontier Spinning Mills, Inc. contributed $2,500 in cash to CanAm.

(16)	FINANCIAL INSTRUMENTS
(a)	Foreign currency risk management

A portion of the Company’s sales are denominated in currencies other than US dollars. The Company uses the revenue stream in these non-US dollar currencies as a natural hedge against purchases of fixed assets and expenses denominated in these non-US dollar currencies. From time to time, the Company also uses forward foreign exchange contracts to hedge its foreign exchange exposure on cash flows related to sales and operating expenses.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at October 2, 2005 and October 3, 2004:

					Notional
		Notional	Exchange		US dollar
		amount	rate	Maturity	equivalent

2005:
Sell contracts:
Foreign exchange contracts:		€9,276	1.3450 to 1.3721	Oct. 2005 — Sept. 2006	$12,620
		£4,490	1.8707 to 1.8909	Oct. 2005 — Sept. 2006	8,439
	CA	$2,800	0.8610	Oct. 2005	2,410

Buy contracts:
Foreign exchange contracts:	CA	$21,400	0.7997 to 0.8216	Oct. 2005 — Aug. 2006	$17,348
		€2,150	1.2039	Oct. 2005	2,588

2004:
Sell contracts:
Foreign exchange contracts:		€1,409	1.2703 to 1.2717	Oct. — Dec. 2004	$1,791
		£1,002	1.7970 to 1.8490	Oct. — Dec. 2004	1,836

Buy contracts:
Foreign exchange contracts:	CA	$38,990	0.7251 to 0.7401	Oct. 2004 — May 2005	$28,726

68	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

FINANCIAL INSTRUMENTS (continued)
(a)	Foreign currency risk management (continued)

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions.

(b)	Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with North American and European financial institutions.

The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance. As at October 2, 2005, the Company’s top 10 customers accounted for 55.6% (2004 — 51.5%) of the trade receivable balance, of which one customer represented 18.9% (2004 — 19.5%). The remaining trade receivable balances are dispersed among a large number of customers across many geographic areas including the United States, Canada, Europe and Australasia.

An allowance for doubtful accounts is maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c)	Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying values of its short-term financial assets and liabilities approximate their respective fair values as at the balance sheet dates because of the short-term maturity of those instruments.

The fair value of long-term debt is $49,532 (2004 — $61,252) compared to a carrying value of $47,147 (2004 — $56,589) as at October 2, 2005. The fair value of the forward foreign exchange contracts is $2,953 (2004 — $2,112) as at October 2, 2005. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company’s long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value. The fair value of the forward foreign exchange contracts was determined using quoted market values.

(d)	Interest rate risk

The Company’s exposure to interest rate fluctuations is with respect to debt which bears interest at floating rates.

Gildan 2005 Annual Report	69
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(17)	SEGMENTED INFORMATION

The Company manufactures and sells activewear apparel. The Company operates in one business segment.
(a)	Major customers and revenues by geographic areas:
(i)	The Company has one customer accounting for greater than 10% of total sales. This customer accounted for 28.2% of total sales (2004 — 25.0%; 2003 — 27.5%).

(ii)	Sales were derived from customers located in the following geographic areas:

	2005	2004	2003

United States	$567,084	$452,060	$362,231
Canada	46,009	44,827	40,311
Europe and other	40,758	36,481	28,653

	$653,851	$533,368	$431,195

(b)	Fixed assets by geographic areas are as follows:

	2005	2004

Caribbean Basin and Central America	$141,029	$96,099
United States	67,260	28,006
Canada	47,711	82,034
Mexico	4,615	5,554

	$260,615	$211,693

70	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

(18)	CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES

The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which conform, in all material respects, with those generally accepted in the United States except as described below:
(a)	Consolidated statements of earnings:

	2005	2004	2003

Net earnings in accordance with Canadian GAAP	$86,043	$60,251	$53,156
Swap expense (i)	(175)	(586)	(1,091)
Start-up costs (ii)	(293)	(347)	137
Stock-based compensation (iii)	–	106	(561)
Tax effect of above adjustments	54	32	273

Net earnings in accordance with United States GAAP	85,629	59,456	51,914
Other comprehensive income:
Mark-to-market adjustments on foreign exchange contracts, net of tax of $261 (2004 - $655) (note 18 (d))	580	1,457	—

Comprehensive income	$86,209	$60,913	$51,914

Earnings per share under United States GAAP:
Basic	$1.44	$1.00	$0.89
Diluted	1.43	1.00	0.87

Weighted average number of common shares outstanding under United States GAAP:
Basic	59,690,966	59,181,610	58,483,292
Diluted	60,134,876	59,671,178	59,451,378

(i)	Swap revenue:

Under United States GAAP, SFAS 133 Accounting for Derivative Instruments and Hedging Activities requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. Under Canadian GAAP, there is no requirement to record derivative instruments used for hedging purposes at fair values. Consequently, on an ongoing basis, differences arise between amounts recognized for Canadian GAAP and United States GAAP. Upon cancellation of the derivative instruments, the gain or loss recognized under Canadian GAAP is different than the amount under United States GAAP.

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and is being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

(ii)	Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year’s start-up costs, and the reversal of the current year amortization of start-up costs deferred under Canadian GAAP.

Gildan 2005 Annual Report	71
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (continued)
(a)	Consolidated statements of earnings (continued):
(iii)	Stock-based compensation:

Effective October 6, 2003, the Company adopted the fair value recognition provisions of FASB Statement 123, Accounting for Stock-based Compensation, prospectively to all employee awards granted, modified or settled after that date. Consequently, for periods after October 5, 2003, there are no differences between Canadian GAAP and United States GAAP. In prior years, as permitted by the provisions of SFAS No. 123, the Company measured compensation cost using the intrinsic value method being the excess of the quoted market price of the Company’s stock at the grant date over the amount the employee must pay for the stock. Accordingly, as no excess existed at the grant date, no compensation expense was recognized for stock option awards. However, certain of the Company’s stock options granted prior to fiscal 2004 were modified which resulted in a new measurement date under United States GAAP. Compensation costs related to these modifications were expensed at the modification date.

Under Canadian GAAP, for options granted in prior years, the Company used the settlement date method of accounting for options, and compensation expense was not recognized.
(b)	Consolidated statements of cash flows:

	2005	2004	2003

Changes due to United States GAAP:
Operating activities on a Canadian basis	$93,250	$58,920	$63,721
Start-up costs	(293)	(347)	137

Operating activities cash flow, United States GAAP	92,957	58,573	63,858

Investing activities on a Canadian basis	(83,848)	(53,820)	(39,458)
Start-up costs	293	347	(137)

Investing activities cash flow, United States GAAP	(83,555)	(53,473)	(39,595)

Financing activities on a Canadian basis and under United States GAAP	(458)	(14,350)	411
Effect of exchange rate changes on cash and cash equivalents	187	581	(344)

Net increase (decrease) in cash and cash equivalents, during the year	9,131	(8,669)	24,330

Cash and cash equivalents, United States GAAP, beginning of year	60,671	69,340	45,010

Cash and cash equivalents, United States GAAP, end of year	$69,802	$60,671	$69,340

72	Gildan 2005 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (continued)
(c)	Consolidated balance sheets:

A reconciliation of shareholders’ equity under Canadian GAAP to United States GAAP is as follows:

	2005	2004

Shareholders’ equity under Canadian GAAP	$420,560	$327,595
United States GAAP adjustments:
Start-up costs	(1,053)	(760)
Foreign exchange contracts	2,953	2,112
Cross-currency swap	123	298
Tax effect on above adjustments	(954)	(747)

	1,069	903

Shareholders’ equity under United States GAAP	$421,629	$328,498

(d)	Comprehensive income:

Under United States GAAP, SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings and all other changes in shareholders’ equity that do not result from transactions with shareholders. Such changes include cumulative foreign currency translation adjustments and the changes in the market value of the forward foreign exchange contracts considered as hedges against cash flow items. The Statement does not affect the Company’s financial position or results of operations.

Accumulated other comprehensive income, which resulted from (a) the change in functional currency in fiscal 2004 and (b) the market value of the forward foreign exchange contracts considered as hedges against cash flow items, is as follows:

	2005	2004	2003

Opening balance	$27,705	$26,248	$—
Change during the year	580	1,457	—
Cumulative translation adjustment	—	—	26,248

	$28,285	$27,705	$26,248

Under Canadian GAAP, the cumulative translation adjustment account is disclosed as a separate component of shareholders’ equity.

Gildan 2005 Annual Report	73
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 2, 2005, October 3, 2004 and October 5, 2003 (In thousands of US dollars, except share and per share amounts)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (continued)
(e)	Supplementary information:

Under United States GAAP and Securities and Exchange Commission rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2005	2004	2003

Statements of earnings:
Rental expenses	$3,517	$2,826	$2,281
Advertising expenses	5,760	5,148	5,050

Balance sheets:
Accounts payable	43,234	40,040	35,395
Accrued liabilities	43,486	34,458	30,836
Allowance for doubtful accounts, price discounts and rebates	42,258	23,460	21,614

(19)	COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the current year’s presentation.